December 29, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.,

Mail Stop 3030

Washington, D.C. 20549

Attention:	Jason L. Drory

Re:	Histogen Inc.

Registration Statement on Form S-1

File No. 333-251491

Acceleration Request

Requested Date:	Wednesday, December 30, 2020
Requested Time:	5:15 P.M. Eastern Standard Time,
or as soon thereafter as practicable

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Histogen Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Registration Statement at 5:15 p.m., EDT, on Wednesday, December 30, 2020 or as soon thereafter as practicable.

Please notify Larry W. Nishnick of DLA Piper LLP (US), counsel to the Company, at (858) 677-1414 once the Registration Statement has been declared effective. Thank you for your assistance with this filing.

Very truly yours,

HISTOGEN INC.

/s/ Richard W. Pascoe

Richard W. Pascoe
Chief Executive Officer and President

cc:	Larry W. Nishnick, DLA Piper LLP (US)